[Sandler O'Neill & Partners Letterhead]

                                                                    May 12, 2010


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

         Re:      Peoples Federal Bancshares, Inc.
                  Registration Statement on Form S-1
                  File No. 333-165525
                  Request for Acceleration of Effectiveness

Ladies and Gentlemen:

     In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Peoples Federal Bancshares, Inc. (the "Company") in requesting that the Company's above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on May 14, 2010, at 12:00 p.m., or as soon thereafter as practicable.


                                           Sincerely,

                                           SANDLER O'NEILL & PARTNERS, L.P.

                                           By: Sandler O'Neill & Partners Corp.,
                                               the sole general partner



                                           By: /s/ Jennifer A. Docherty
                                               _________________________________
                                               Jennifer A. Docherty
                                               Authorized Signatory